UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-42379

Founder Group Limited

No. 17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang,
Selangor Darul Ehsan, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Results of Founder Group Limited’s 2025 Extraordinary General Meeting

The 2025 extraordinary general meeting of shareholders (the “Meeting”) of Founder Group Limited (the “Company”) was held virtually on July 8, 2025 at 10 A.M. (Eastern Time), pursuant to notice duly given.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	the approval of the amendment and restatement of the Company’s memorandum and articles of association in the form annexed to the Meeting notice, which include (among other things) a dual class share structure and the creation of two new classes of shares, being A ordinary shares of no par value (Class A Shares) and B ordinary shares of no par value (Class B Shares) which rank pari passu as to distributions (including on a liquidation), and provide for enhanced voting rights at a rate of twenty-to-one in favour of the Class B Shares; and

2.	the approval of the following share redesignations: (1) the 2,000,000 Ordinary Shares registered in the name of LEE SENG CHI shall be redesignated as Class B Shares; (2) the 2,000,000 Ordinary Shares registered in the name of RESERVOIR LINK ENERGY BHD shall be redesignated as Class B Shares; and (3) the remaining Ordinary Shares in issue shall be redesignated as Class A Shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Founder Group Limited

By:	/s/ Lee Seng Chi
Name:	Lee Seng Chi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Date: July 14, 2025

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